So 3/3/04

04016488

SECURI[...] MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bozarth, Newton, & Murphy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 E. 32nd Ave Ste A
(No. and Street)

Spokane	WA	99223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Murphy (509) 755-5001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W Sprague Ave, Ste 300	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton, & Murphy Securities, Inc., as of February 4th, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

FINANCIAL STATEMENTS

for the years ended December 31, 2003 and 2002

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest, P.S.

February 17, 2004
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS	2003	2002
Cash	**$ 8,649**	$ 5,904
Commissions receivable	**13,766**	3,275
Related party receivable	**20,968**	1,500
NASD deposit	**235**	235
Deposit with clearing agent	**35,000**	35,000
Office equipment, net of accumulated depreciation of $678	**2,713**	
	$ 81,331	$ 45,914

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	**$ 1,479**	$ 1,865
Business taxes payable	**116**	80
Payroll taxes payable	**273**	968
Note payable to stockholder	**37,496**	34,968
	39,364	37,881
Stockholders' equity:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	**50**	50
Additional paid-in capital	**19,950**	19,950
Retained earnings (deficit)	**21,967**	(11,967)
	41,967	8,033
	$ 81,331	$ 45,914

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF OPERATIONS

for the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions, net of regulatory fees	$ 446,976	$ 257,836
Interest income	1,957	50
	448,933	257,886
Expenses:		
Office wages, payroll taxes and benefits	341,111	233,411
Advertising	3,976	1,790
Business taxes and licenses	7,851	7,952
Professional fees	6,003	6,020
Corporate insurance	4,512	5,070
Office expense	6,803	2,571
Rent	17,671	7,380
Auto and travel	361	
Utilities	9,683	1,472
Dues and subscriptions	9,698	3,348
Depreciation	678	
Miscellaneous	3,976	376
Interest	2,554	2,530
Bank charges	122	85
	414,999	272,005
Net income (loss)	$ 33,934	$ (14,119)

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2003 and 2002

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, January 1, 2002	500	$ 50	$ 19,950	$ 2,152	**$ 22,152**
Net loss				(14,119)	**(14,119)**
Balances, December 31, 2002	500	50	19,950	(11,967)	**8,033**
Net income				33,934	**33,934**
Balances, December 31, 2003	**500**	**$ 50**	**$ 19,950**	**$ 21,967**	**$ 41,967**

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	**$ 33,934**	$ (14,119)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	**678**	
Changes in assets and liabilities:		
Commissions receivable	**(10,491)**	2,503
Related party receivable	**(19,468)**	(1,500)
NASD deposit		(235)
Accounts payable	**(386)**	1,865
Business taxes payable	**36**	(12,668)
Payroll taxes payable	**(695)**	968
Director fee payable		(5,500)
Payable to NASD		(1,842)
Net cash provided by (used in) operating activities	**3,608**	(30,528)
Cash flows from investing activities:		
Acquisition of property and equipment	**(3,391)**	
Cash flows from financing activities:		
Stockholder note	**2,528**	(32)
Net increase (decrease) in cash	**2,745**	(30,560)
Cash at beginning of year	**5,904**	36,464
Cash at end of year	**$ 8,649**	$ 5,904
Supplemental disclosure of cash paid during the year for interest	**$ 26**	

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

Office equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

On April 4, 2001, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual federal income tax returns.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2003 and 2002, the balance was $235.

3. Note Payable:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 51% stockholder. Principal and interest at 7% are due 90 days after demand. As of February 17, 2004, no demand has been made.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $18,051 and $6,298 at December 31, 2003 and 2002, respectively. The Company's net capital ratio was 2.18 to 1 and 6.01 to 1 at December 31, 2003 and 2002, respectively.

5. Related Party Transactions:

Bozarth, Newton & Murphy Securities, Inc. has had transactions in the normal course of business with Bozarth Investment Management, Inc., which is owned by a 51% stockholder of Bozarth, Newton & Murphy Securities, Inc. Effective November 2002, Bozarth, Newton & Murphy Securities, Inc. took over the payment on the building lease. At December 31, 2002, rent due to the Company from Bozarth Investment Management was $1,500. At December 31, 2003, Bozarth Investment Management owed the Company $20,968.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2003, and have issued our reported dated February 17, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, + Secrest, P.S.

February 17, 2004
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital:		
Stockholders' equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained earnings	21,967	
Total stockholders' equity		**$ 41,967**
Deductions:		
Non-allowable assets		
Related party receivable	20,968	
Equipment, net of accumulated depreciation	2,713	
NASD deposit	235	
		23,916
Net capital		**18,051**
Minimum net capital required		**5,000**
Excess net capital		**$ 13,051**
Aggregate indebtedness:		
Accounts payable	$ 1,479	
Business taxes payable	116	
Payroll taxes payable	273	
Note payable to stockholder	37,496	
Total aggregate indebtedness		**$ 39,364**
Ratio of aggregate indebtedness to net capital		**2.18 to 1**

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2003

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 37,716
Audit adjustments:	
Decrease in payroll taxes payable	(916)
Increase in note payable to stockholder	2,528
Increase in business taxes payable	36
Aggregate indebtedness as computed on page 9	**$ 39,364**
Net capital:	
Net capital as reported on FOCUS REPORT	$ 19,699
Audit adjustments:	
Decrease in payroll taxes payable	916
Increase in note payable to stockholder	(2,528)
Increase in business taxes payable	(36)
Net capital as computed on page 9	**$ 18,051**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Bozarth, Newton & Murphy Securities, Inc. for the year ended December 31, 2003, we considered its internal controls including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bozarth, Newton & Murphy Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company to make the quarterly securities examinations, courts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; to comply with the requirements for prompt payment for securities, under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security agreements for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgements to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McDirmid, Mikkelsen, & Secrest, P.S.

February 17, 2004
Spokane, Washington